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                                        File No. 70-9417



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                         AMENDMENT NO. 2

                                TO

                             FORM U-1



                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)



                        25 Research Drive
                 Westborough, Massachusetts 01582

            (Address of principal executive offices)




                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)




John G. Cochrane                   Kirk L. Ramsauer
Treasurer                          Associate General Counsel
25 Research Drive                  25 Research Drive
Westborough, MA 01582              Westborough, MA 01582

           (Names and addresses of agents for service)
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     Form U-1 Application/Declaration filed under the Public Utility Holding
Company Act of 1935, File No. 70-9417, as previously amended, is hereby further amended as follows:

Item 1, Description of Proposed Transactions is amended as follows:

     The second paragraph is amended to read:

     Two of NEES' subsidiaries currently occupy office complexes under long-term leases with John Hancock Life Insurance Company (John Hancock). John Hancock has indicated its willingness to sell its fee simple interest in the properties to NEES or a subsidiary thereof. As those NEES subsidiaries engaged in businesses other than the distribution and transmission of electric energy expand their operations, they may require new or additional office space. It may be desirable to own and occupy such space, as opposed to renting. Therefore, NEES believes it may be most efficient to concentrate such property ownership interests in a new subsidiary (Property Company). Property Company will be organized as a Massachusetts business trust with transferable shares, a Massachusetts corporation, or a limited liability company, with an initial capitalization of not exceeding $50 million.
Property Company may acquire the initial properties, described below, among others up to a total investment of $50 million. NEES proposes to make an initial equity investment in Property Company of at least $1 million and not more than $50 million. The ultimate debt-equity ratio of Property Company, and whether NEES' further equity interest will be represented by stock purchases, capital contributions, or open account advances, will depend on the nature of capital markets at the time of closing.

     The fourth paragraph is amended as follows:

     It is currently contemplated that after the acquisitions, the current leasing arrangements will remain in place, with Property Company merely replacing John Hancock as landlord under the terms and conditions remaining as previously negotiated in arms-length bargaining between the unaffiliated parties. Therefore, the cost experienced by Massachusetts Electric Company with respect to the North Andover Service Building and by New England Power Service Company with respect to the Headquarters Complex will remain the same as they would have been if John Hancock continued as landlord. The costs experienced by the Service Company will continue to be spread among those companies to whom it renders services in accordance with Section 13(b) of the Act and regulations issued thereunder.

     The following paragraphs are added:

     Properties acquired by the Property Company, including the service building and the headquarters complex, may be leased to non-associate companies if they are not required for business purposes of associate companies.

     The Property related activities are similar to those approved by the Commission in the past under the standards of the Public Utility Holding Company Act. See American Gas and Electric Company, (HCAR No. 35-6333) Opinion of the Commission dated December 28, 1945; New Century Energies, Inc., (HCAR No. 35-26748) Memorandum, Opinion, and Order of the Commission dated August 1, 1997.

Item 3, Applicable Statutory Provisions, is amended by adding the following:

     The allocation of costs experienced by the Service Company will remain subject to Section 13(b).

Item 6, Exhibits and Financial Statements, is amended by supplying the following exhibit:

     F    Opinion of Counsel
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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 2 to Form U-1 Application/Declaration (Commission's File No. 70-9417) to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.


                         NEW ENGLAND ELECTRIC SYSTEM

                             s/John G. Cochrane

                         By
                           John G. Cochrane
                           Treasurer

Date:  January 22, 1999



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.